P.E. 12/31/01

02017079

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of December, 2001

Olympic Resources Ltd.
(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date January 4, 2002

By: [signature]
Patrick Forseille, CFO & Director

JANUARY 4, 2002

VIA AIR COURIER

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Re: Olympic Resources Ltd. (SEC File No. 0-30598)
Form 6-K

Ladies and Gentlemen:

On behalf of Olympic Resources Ltd. (the "Company"), enclosed are eight (8) copies of the Company's Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16. Under the Securities and Exchange Act of 1934, as amended, on Form 6-K (the "Form 6-K"), one cf which has been manually signed and seven (7) copies of which have been conformed. The Company filed a registration statement on Form 20-F (File No. 0-30598).

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (604) 689-1810.

Very truly yours,

Olympic Resources Ltd.

Patrick Forseille, CFO & Director

NEWS RELEASE
Date: December 17, 2001

CDNX: ORL
OTCBB: OLYRF

OLYMPIC SIGNS PARTICIPATION AGREEMENT WITH ROYALE

For Immediate Release

Olympic Resources Ltd. (Olympic) announces it has signed a participation agreement with Royale Energy, Inc.(ROYL) on the Victor #1-7 gas well. ROYL announced on September 5, 2001 their Victor 1-7 well discovered one of the largest amounts of natural gas filled sands in the East Rice Creek field. An adjacent 3D survey reveals that this discovery extends onto Olympic's East Corning property. ROYL reports that four different gas charged zones were encountered and preliminary log analysis indicates two main pay zones in the well contain 70 to 80 net feet of gas charged sands. Other gas wells in this area have been producing from similar zones for over ten years.

The terms of the participation agreement provide Olympic with an 8.3% working interest and 6.53% net revenue interest. The pooled unit includes approximately 120 acres of Olympic's East Corning property. The well was put into initial production in November, 2001.

Olympic holds a 32% working interest in the East Corning Project in Tehema County California. The East Corning project consists of 6,500 acres in oil and gas leases and over 25 miles of 2D seismic data. The project is 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento Valley gas trend. Olympic and partners have recently completed the 3D field survey and processing and interpretation of the data is expected to be completed within two weeks. In anticipation of the 3D results, Olympic and partners have permitted for three drill locations based on existing 2D seismic data and data from nearby producing wells.

Olympic's property lies adjacent to the Corning Gas Field to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project has never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage directly south of the project has established numerous pools including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes). The closest significant Forbes production to the project area is from Rice Creek where production from the lower Forbes section is most common. Additional existing 2D seismic data produced prior to the development of the AVO process has been acquired and reprocessed by Olympic's geologists. The reprocessed data accumulated to date has already identified several prospective drill targets.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: December 12, 2001

CDNX: ORL
OTCBB: OLYRF

COALINGA FLOW TEST UPDATE

For Immediate Release

Olympic Resources Ltd. (Olympic) announces the following update on its OLYMPIC COALINGA NO. 1 sidetrack gas well located in Fresno County, California During clean out operations in the liner, excessive amounts of cement were encountered. As a result, the drill string parted and an overshot was utilized to successfully recover the tubing. In order to continue, a coiled-tubing truck unit is required to complete cleaning out the cement. This is a two day operation, however, a unit of this type is not readily available and in order to avoid the additional disruption and cost of working through the holiday season, the working interest partners have instructed the operator to temporarily suspend operations until early January.

Results to date from mud and electric logs indicate that the potential for success is high. Log sweeps of the primary target Brown Mountain sands between 10,823 to 11,150 feet have identified three separate zones with excellent SP values which correlate to very good resistivity and also correlate to gas shows on the mud log. Overall porosity at this depth is much better than expected ranging from 10% to 24%. Preliminary data indicate potential for up to 160 feet of net pay throughout the target Brown Mountain formation.

The upper zone from 10,823' to 10,837' (14') had 230 units of gas with 13 ohms of resistivity and 18 to 24% porosity. A second sand interval from 10,860' to 10,875' (15') has 135 gas units, 6 to 18 ohms resistivity and 12% to 22 % porosity. The lower section from this zone at 10,875' to 10,895' (20') is of lower quality and may also be tested.

Prior to drilling the Brown Mountain formation, a cased hole evaluation log (TMD-L) and a cased hole cement bond log were run over the secondary Martinez Sand target which identified 51' of potential net oil and gas pay zones. The main intervals, 9,877' to 9,896' (19 feet), 9,899' to 9,922' (23 feet) and 9,924' to 9,933' (9 feet) have returned excellent resistivity and correlate to the Neutron curve on the Bond log indicating mostly sand throughout the interval. The Haliburton TMD-L logs reveal strong indications of hydrocarbons within these intervals confirming the live oil and gas shows encountered while drilling. Above average porosities are also indicated from these same intervals. These results correlate with the open hole mud log gas shows increasing overall confidence in the data. Other potential intervals are indicated but require further evaluation.

The electric logs have also identified a separate 150' zone in the Moreno Shale formation which lies above the Brown Mountain formation. The interval from 10,520' to 10,670' consists of shale with 150 gas units on the mudlog. The resistivity is 3 ohms but the high gas values may indicate the presence of natural fractures which can produce gas.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The CDNX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: December 5, 2001

CDNX Trading Symbol: ORL
OTCBB Trading Symbol: OLYRF

OLYMPIC COMMENCES TRADING ON OTC

For Immediate Release

Olympic Resources Ltd. ("Olympic") reports that its common shares will be quoted on the NASD OTC Bulletin Board under the symbol "OLYRF" effective December 6, 2001. NevWest Securities Corporation will act as the company's initial market maker. NevWest may be reached at (702) 938-0606 or (800) 828-3916.

Olympic is a public oil and gas exploration company with a strategic focus on exploring for and developing significant oil and gas reserves. To date, the primary focus of our activity has been in California. Since our early involvement in this area in 1998, Olympic has established itself with a substantial acreage position covering several different oil and gas prospects. We continue to acquire acreage positions in exploration areas we have identified as having significant oil and gas reserve potential.

To find out more about Olympic Resources Ltd. (CDNX: ORL), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President *(604) 689-1810*

The CDNX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: December 4, 2001

CDNX Trading Symbol: ORL

COALINGA FLOW TEST OPERATIONS COMMENCE

For Immediate Release

Olympic Resources Ltd. ("Olympic") reports that flow testing operations have commenced on the OLYMPIC COALINGA NO. 1 sidetrack gas well located in Fresno County, California. The K.D.Y. Inc. rig company has been mobilizing onto the site and will be running in with the production string shortly. Anticipated timing for testing the first perforated intervals is approximately 7 days. The most prospective zones in the upper Brown Mountain Sand will be tested first. Log sweeps of the primary target Brown Mountain sands between 10,823 to 11,150 feet have identified three separate zones with excellent SP values which correlate to very good resistivity and also correlate to gas shows on the mud log. Overall porosity at this depth is much better than expected ranging from 10% to 24%. Preliminary data indicate potential for up to 160 feet of net pay throughout the target Brown Mountain formation.

The upper zone from 10,823' to 10,837' (14') had 230 units of gas with 13 ohms of resistivity and 18 to 24% porosity. A second sand interval from 10,860' to 10,875' (15') has 135 gas units, 6 to 18 ohms resistivity and 12% to 22 % porosity. The lower section from this zone at 10,875' to 10,895' (20') is of lower quality and may also be tested.

Olympic is a public oil and gas exploration company with a strategic focus on exploring for and developing significant oil and gas reserves. To date, the primary focus of our activity has been in California. Since our early involvement in this area in 1998, Olympic has established itself with a substantial acreage position covering several different oil and gas prospects. We continue to acquire acreage positions in exploration areas we have identified as having significant oil and gas reserve potential.

To find out more about Olympic Resources Ltd. (CDNX: ORL), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President *(604) 689-1810*

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733